UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                        CONSUMER PORTFOLIO SERVICES, INC.
                 ---------------------------------------------
                                (Name of Issuer)


                          Consumer Stock, No Par Value
                 -----------------------------------------------
                         (Title of Class of Securities)



                                    210502100
                                ----------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 11 Pages
                              Exhibit Index: Page 9

                                  SCHEDULE 13G

CUSIP No. 210502100                                           Page 2 of 11 Pages



1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               ANGELO, GORDON & CO., L.P.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Citizenship or Place of Organization

               DELAWARE

                      5      Sole Voting Power
 Number of                          0
   Shares
Beneficially          6      Shared Voting Power
  Owned By                          39,200
    Each
  Reporting           7      Sole Dispositive Power
   Person                           0
    With
                      8      Shared Dispositive Power
                                    97,200

9       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    0

10      Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*[_]

11      Percent of Class Represented By Amount in Row (9)

                             0.0%

12      Type of Reporting Person*

               BD, IA, PN

                                  SCHEDULE 13G

CUSIP No. 210502100                                           Page 3 of 11 Pages



1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               JOHN M. ANGELO

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Citizenship or Place of Organization

               UNITED STATES

                      5      Sole Voting Power
 Number of                          50,000
   Shares
Beneficially          6      Shared Voting Power
  Owned By                          39,200
    Each
  Reporting           7      Sole Dispositive Power
   Person                           50,000
    With
                      8      Shared Dispositive Power
                                    121,000

9       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    50,000

10      Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*[_]

11      Percent of Class Represented By Amount in Row (9)

                             0.4%

12      Type of Reporting Person*

               IN, HC

                                  SCHEDULE 13G

CUSIP No. 210502100                                           Page 4 of 11 Pages



1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               MICHAEL L. GORDON

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Citizenship or Place of Organization

               UNITED STATES

                      5      Sole Voting Power
 Number of                          0
   Shares
Beneficially          6      Shared Voting Power
  Owned By                          39,200
    Each
  Reporting           7      Sole Dispositive Power
   Person                           0
    With
                      8      Shared Dispositive Power
                                    42,200

9       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    9,600

10      Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*[_]

11      Percent of Class Represented By Amount in Row (9)

                             0.1%

12      Type of Reporting Person*

               IN, HC

Item 1(a)      Name of Issuer:

               Consumer Portfolio Services, Inc. (the "Issuer").

Item 1(b)      Address of the Issuer's Principal Executive Offices:

               2 Ada, Suite 100, Irvine, California 92718

Item 2(a)      Name of Person Filing:

               This statement is filed on behalf of the following reporting persons (the "Reporting Persons"): (i) Angelo, Gordon & Co., L.P. ("Angelo, Gordon"), (ii) John M. Angelo, in his capacities as a general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon, and the chief executive officer of Angelo, Gordon and (iii) Michael L. Gordon, in his capacities as the other general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon, and the chief operating officer of Angelo, Gordon.

Item 2(b)      Address of Principal Business Office or, if none, Residence:

     (i) The principal business office of Angelo, Gordon is located at 245 Park Avenue, New York, NY 10167.

     (ii) The address of the principal business office of Mr. Angelo is 245 Park Avenue, New York, NY 10167.

     (iii) The address of the principal business office of Mr. Gordon is 245 Park Avenue, New York, NY 10167.

Item 2(c)      Citizenship:

     (i)       Angelo, Gordon is a Delaware limited partnership.

     (ii)      Mr. Angelo is a citizen of the United States.

     (iii)     Mr. Gordon is a citizen of the United States.

Item 2(d)      Title of Class of Securities:

               Common Stock, no par value (the "Shares").

Item 2(e)      CUSIP Number:

               210502100

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (i) Angelo, Gordon is a broker-dealer registered under Section 15 of the Act and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

     (ii)      Mr. Angelo is a "parent holding company."

     (iii)     Mr. Gordon is a "parent holding company."

Item 4.        Ownership:

 (a)           Amount Beneficially Owned:

     (i) As of December 31, 1996, Angelo, Gordon may be deemed to have voting and dispositive powers with respect to 39,200 Shares owned by an employee benefit plan sponsored by Angelo, Gordon for which Mr. Angelo and Mr. Gordon are trustees with voting and dispositive powers. In addition thereto, Angelo, Gordon may be deemed to have dispositive powers, but not voting powers, with respect to 58,000 Shares owned by clients of Angelo, Gordon for whom Mr. Angelo or Mr. Gordon have been given such dispositive powers.

     (ii) Mr. Angelo is the beneficial owner of 50,000 Shares held in his individual retirement account. In addition thereto, Mr. Angelo may be deemed to have voting and dispositive powers with respect to the 39,200 Shares referred to in paragraph (a)(i) above. Also, Mr. Angelo has dispositive powers, but not voting powers, with respect to 81,800 Shares owned by clients of Angelo, Gordon. Mr. Angelo is the chief executive officer of Angelo, Gordon and is a general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon.

     (iii) Mr. Gordon is the beneficial owner of 9,600 Shares held for his benefit in an employee benefit plan account. In addition thereto, Mr. Gordon may be deemed to have voting and dispositive powers with respect to the 39,200 Shares referred to in paragraph (a)(i) above, of which 9,600 Shares are for his benefit as previously stated. Also, Mr. Gordon has dispositive powers, but not voting powers, with respect to 3,000 Shares owned by clients of Angelo, Gordon. Mr. Gordon is the chief operating officer of Angelo, Gordon and is the other general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon.

 (b)           Percent of Class:

               The number of Shares deemed to be beneficially owned by Angelo, Gordon, Mr. Angelo and Mr. Gordon constitute 0.0%, 0.4% and 0.1%, respectively of the total number of Shares outstanding.

 (c)           Number of shares as to which such person has:


                                      Angelo,Gordon    Mr. Angelo    Mr. Gordon
                                      -------------    ----------    ----------

(i)       sole power to vote or to
          direct the vote:                  0           50,000           0

(ii)      shared power to vote or
          to direct the vote:             39,200        39,200         39,200

(iii)     sole power to dispose or
          to direct the disposition of:     0           50,000           0

(iv)      shared power to dispose or
          to direct the disposition of:   97,200       121,000         42,200


Item 5.        Ownership of Five Percent or Less of a Class:

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               This Item 6 is not applicable.

Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the  Security  Being  Reported On by the Parent  Holding
               Company:

               See Exhibit B.

Item 8.        Identification and Classification of Members of the Group:

               This Item 8 is not applicable.

Item 9.        Notice of Dissolution of Group:

               This Item 9 is not applicable.

Item 10.       Certification:

               By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 10, 1997               ANGELO, GORDON & CO., L.P.

                                        By:  AG Partners, L.P.
                                             General Partner

                                             By:  /S/ MICHAEL L. GORDON
                                                  -----------------------------
                                                  Name: Michael L. Gordon
                                                  Title:General Partner



Dated:  February 10, 1997               /S/ JOHN M. ANGELO
                                        ---------------------------------------
                                        JOHN M. ANGELO


Dated:  February 10, 1997               /S/ MICHAEL L. GORDON
                                        ---------------------------------------
                                        MICHAEL L. GORDON

                                    EXHIBITS

                                                                          Page
                                                                        --------


A.     Joint Filing Agreement, dated February 8, 1995, by and among
       Angelo,  Gordon & Co.,  L.P.,  Mr.  John M.  Angelo  and Mr.
       Michael L. Gordon ..................................................10

B.     Item 7 disclosure ..................................................11